Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

As of March 31, 2021, Ecomat, Inc., a Nevada corporation (the “Company” or “we” or “us” or “our”) had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): common stock, $0.0001 par value per share. The following is a description of the rights of common stock and related provisions of the Company’s Amended Articles of Incorporation (the “Articles”) and Bylaws (the “Bylaws”). This description is qualified in its entirety by, and should be read in conjunction with, the Articles, Bylaws and applicable Nevada law.

Authorized Capital Stock

The Company’s authorized capital stock consists of 74,000,000 shares of common stock, par value $0.0001 and 1,000,000 shares of preferred stock, par value $0.0001.

Common Stock

All of the outstanding shares of the Company’s common stock are fully paid and nonassessable. No shares of preferred stock are issued.

Our Certificate of Incorporation authorize the issuance of 74,000,000 shares of common stock, par value $0.0001. Our holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the shareholders. Holders of common stock do not have cumulative voting rights. Holders of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the board of directors in its discretion from legally available funds. In the event of a liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of common stock have no preemptive rights to purchase the Company’s common stock. There are no conversion or redemption rights or sinking fund provisions with respect to the common stock.

Dividends

Dividends, if any, will be contingent upon our revenues and earnings, if any, capital requirements and financial conditions. The payment of dividends, if any, will be within the discretion of our board of directors. We intend to retain earnings, if any, for use in our business operations and accordingly, the board of directors does not anticipate declaring any dividends prior to a business combination transaction, nor can there be any assurance that any dividends will be paid following any business combination.

Preferred Stock

Our Certificate of Incorporation authorize the issuance of 1,000,000 shares of preferred stock, par value $0.0001, and vest in the Company’s board of directors the authority to establish series of unissued preferred shares by the designations, preferences, limitations and relative rights, including voting rights, of the preferred shares of any series so established to the same extent that such designations, preferences, limitations, and relative rights could have been fully stated in the Articles of Incorporation, and in order to establish a series, the board of directors shall adopt a resolution setting forth the designation of the series and fixing and determining the designations, preferences, limitations and relative rights, including voting rights, thereof or so much thereof as shall not be fixed and determined by the Certificate of Incorporation.

The board of directors may authorize the issuance of preferred shares without further action by our shareholders and any preferred shares would have priority over the common stock with respect to dividend or liquidation rights. Any issuance of preferred shares may have the effect of delaying, deferring or preventing a change in control of the Company and may contain voting and other rights superior to common stock. As a result, the issuance of preferred shares may adversely affect the relative rights of the holders of common stock.

Articles of Incorporation and Bylaws

In the event that a few stockholders end up owning a significant portion of our issued and outstanding common stock, the lack of cumulative voting would make it more difficult for other stockholders to replace our Board of Directors or for a third party to obtain control of us by replacing our Board of Directors. Our articles of incorporation and bylaws do not contain any explicit provisions that would have an effect of delaying, deferring or preventing a change in control of us.

Transfer Agent and Registrar

The transfer agent of our common stock is Standard Registrar and Transfer Company, Inc., 440 East 400 South, Suite 200 Salt Lake City, UT 84111, Telephone: 801-571-8844

Listing

Our common stock is quoted on the OTCQB under the symbol “ECMT.”